UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________
AMENDMENT NO. 6
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________________________
SILA REALTY TRUST, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
146280508
(CUSIP Number of Class of Securities)
Michael A. Seton
President and Chief Executive Officer
Sila Realty Trust, Inc.
1001 Water Street, Suite 800
Tampa, Florida 33602
813-287-0101
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Michael M. Mills, Jr.
Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602
(813) 227-6324
___________________________________________
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Sila Realty Trust, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 13, 2024 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $50 million in value of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $24.00 nor less than $22.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.
The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2024, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal and Important Instructions and Information, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).
This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.
This Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer and the Schedule TO is expressly incorporated by reference herein.
The following information is provided pursuant to Rule 13e-4(c)(4):
•The Company has received the final results of the Offer, which expired at 5:00 p.m., New York City Time, on July 19, 2024.
•The Company has accepted for purchase 2,212,389 Shares at a purchase price of $22.60 per Share, for an aggregate purchase price of approximately $50 million, excluding fees and expenses relating to the Offer. The number of Shares that the Company has accepted to purchase in the Offer represents approximately 3.9% of the total number of Shares outstanding as of July 19, 2024.
•Stockholders who properly tendered and did not properly withdraw Shares in the Offer at the final purchase price of $22.60 per Share had approximately 42% of their tendered Shares purchased by the Company at $22.60 per Share (other than "odd lot" holders, whose shares of common stock were purchased in full on a priority basis). Computershare Trust Company, N.A., the depositary and paying agent for the Offer will issue payment for the Shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.
Item 11. Additional Information.
Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:
“On July 24, 2024, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City Time, on July 19, 2024. A copy of such press release is filed as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.”
Item 12.     Exhibits.
Item 12 and the Exhibit List of the Schedule TO are hereby amended and supplemented by adding the following exhibit:
“(a)(5)(G) Press release issued July 24, 2024”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2024	Sila Realty Trust, Inc.

	By:	/s/ MICHAEL A. SETON
Michael A. Seton
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)+	Offer to Purchase, dated June 13, 2024, as amended

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information, dated June 13, 2024

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of Withdrawal Letter

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 13, 2024

(a)(5)(A)*	Press Release issued June 13, 2024

(a)(5)(B)**	Shareholder Letter, dated June 13, 2024

(a)(5)(C)**	Frequently Asked Questions, dated June 13, 2024

(a)(5)(D)***	Excerpt from "Sila Realty Trust Goes to the NYSE", published in GlobeSt on June 20, 2024

(a)(5)(E)+	Press Release issued July 15, 2024

(a)(5)(F)++	Press Release issued July 22, 2024

(a)(5)(G)+++	Press Release issued July 24, 2024

(d)(1)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Michael A. Seton, dated as of July 28, 2020 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(2)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Michael A. Seton (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(3)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Kay C. Neely, dated as of July 28, 2020 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(4)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Mary (“Kay”) C. Neely (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(5)	Form of Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on January 8, 2021, and incorporated herein by reference).

(d)(6)
Form of First Amendment to Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on September 10, 2021, and incorporated herein by reference).

(d)(7)
Carter Validus Mission Critical REIT II, Inc. Amended and Restated 2014 Restricted Share Plan, dated March 6, 2020 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 10, 2020, and incorporated herein by reference).

(107)*	Filing Fee Table

*    Previously filed on Schedule TO, as amended, dated June 13, 2024.
**    Previously filed on Schedule TO-I/A, dated June 13, 2024.
***    Previously filed on Schedule TO-I/A, dated June 20, 2024.
+    Previously filed on Schedule TO-I/A, dated July 15, 2024.

++    Previously filed on Schedule TO-I/A, dated July 22, 2024.
+++    Filed herewith.